UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>April 1, 2007 to April 30, 2007</u>

Commission File Number of issuing entity: <u>333-140610-02</u>

RALI Series 2007-QA3 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-140610

Residential Accredit Loans, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437	55437
(Address of principal executive offices of issuing entity)	(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2007-QA3, in the classes specified herein	[___]	[___]	[<u>X</u>]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No __

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RALI Series 2007-QA3 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated April 26, 2007, and related Prospectus dated April 9, 2007 (together, the "Prospectus"), of the RALI Series 2007-QA3 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Certificates were offered under the Prospectus: Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings.

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

On the closing date of the issuance of the Certificates, the Class SB Certificates, the Class R-1 Certificates and the Class R-X Certificates, other than a de minimis portion of each of the Class R-1 Certificates, were sold to a limited number of qualified institutional buyers, institutional accredited investors or non-United States persons in transactions exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Regulation D, Regulation S or Rule 144A under the Act.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Nothing to report.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

      (a)   Documents filed as part of this report.

Exhibit 99.1   May 2007 Monthly Statement to Certificateholders.

      (b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of April 1, 2007, and the Standard Terms of Pooling and Servicing Agreement, dated as of December 1, 2006, among Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of April 27, 2007, between Residential Funding Company, LLC and Residential Accredit Loans, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 10.3   SB-AM Swap Confirmation, dated as of April 27, 2007, between Deutsche Bank Trust Company Americas, as Supplemental Interest Trust Trustee for the benefit of RALI Series 2007-QA3 Supplemental Interest Trust, acting on behalf of the Class SB Certificateholders, and Deutsche Bank Trust Company Americas, as Supplemental Trust Trustee for the benefit of RALI Series 2007-QA3 Supplemental Interest Trust, acting on behalf of the Class A Certificateholders and the Class M Certificateholders (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 10.4   Certificate Swap Confirmation, including the Credit Support Annex, dated as of the April 27, 2007, between Deutsche Bank Trust Company Americas, not in its individual capacity but solely as supplemental interest trust trustee on behalf of the supplemental interest trust created under the Pooling and Servicing Agreement in respect of RALI 2007-QA3, and HSBC Bank USA, National Association (incorporated by reference to the exhibit with the same numerical designation

included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 10.5   Class A-1 Swap Confirmation, including the Credit Support Annex, dated as of April 27, 2007, between Deutsche Bank Trust Company Americas, not in its individual capacity but solely as supplemental interest trustee on behalf of the supplemental interest trust created under the Pooling and Servicing Agreement in respect of RALI 2007-QA3, and Deutsche Bank AG, New York Branch (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 99.1   May 2007 Monthly Statement to Certificateholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 25, 2007

RALI Series 2007-QA3 Trust
(Issuing entity)

By: Residential Funding Company, LLC,
        as Master Servicer

By: /s/ Darsi Meyer
        Name: Darsi Meyer
        Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS